MOBILE PRESENCE TECHNOLOGIES, INC.
51 Belmont Ave.
Northampton, MA 01060

June 30, 2009

Mark P. Shuman, Branch Chief - Legal
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington D.C. 20549

RE:	Mobile Presence Technology, Inc. (the “Company”) Post Effective Amendment No. 1 to Registration Statement on Form S-1 Comment Letter dated June 23, 2009 File No. 333-147666

Dear Mr. Shuman:

      The undersigned issuer hereby acknowledges that:

      1. Should the Commission or the staff, acting pursuant to delegated authority, declare the above referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above referenced filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      3. The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Mobile Presence Technologies, Inc.

By: /s/ Timothy Lightman

Timothy Lightman, President